LAW OFFICES OF
                             DECHERT PRICE & RHOADS
                         TEN POST OFFICE SQUARE - SOUTH
                             BOSTON, MA 02109-4603

                                                               November 26, 1996




AARP Tax Free Income Trust
Two International Place
Boston, MA 02110

Dear Sirs:

     As counsel for AARP Tax Free Income Trust (the "Fund") during the fiscal year ended September 30, 1996, we are familiar with the Fund's registration under the Investment Company Act of 1940 and with the registration statement relating to its Shares of Beneficial Interest (the "Shares") under the Securities Act of 1933 (File No. 2- 91579) (the "Registration Statement"). We have also examined such other corporate records, agreements, documents and instruments as we deemed appropriate.

     Based upon the foregoing, it is our opinion that the Shares sold at the public offering price and delivered by the Fund against receipt of the net asset value of the Shares in compliance with the terms of the Registration Statement and the requirements of applicable law during the Fund's fiscal year ended September 30, 1996, were, when sold, duly and validly authorized, legally and validly issued, and fully paid and non-assessable by the Fund.

     We consent to the filing of this opinion in connection with the Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 for the fiscal year ended September 30, 1996 to be filed on behalf of the Fund with the Securities and Exchange Commission.

                                Very truly yours,

                                /s/Dechert Price & Rhoads